EXHIBIT 8

Miller Nash LLP

3400 U.S. Bancorp Tower

111 S.W. Fifth Avenue

Portland, Oregon 97204-3699

Telephone (503) 224-5858

Facsimile (503) 224-0155

May 4, 2007

Columbia Banking System, Inc.

1301 “A” Street

Tacoma, Washington 98402

Mountain Bank Holding Company

501 Roosevelt Avenue

Enumclaw, Washington 98022

Subject:	Merger of Mountain Bank Holding Company with and into Columbia Banking System, Inc. and Merger of Mt. Rainier National Bank with and into Columbia State Bank

Ladies and Gentlemen:

You have requested our opinion regarding the material U.S. federal income tax consequences of the proposed mergers (the “Mergers”) of Mountain Bank Holding Company (“MBHC”) with and into Columbia Banking System, Inc. (“Columbia”), and of Mt. Rainier National Bank (the “Bank”) with and into Columbia State Bank (“CB”), all as described in the Plan and Agreement of Merger dated as of March 28, 2007, by and among MBHC, Columbia, the Bank, and CB (the “Merger Agreement”). CB is a wholly-owned subsidiary of Columbia and the Bank is a wholly-owned subsidiary of MBHC. Capitalized terms not otherwise defined in this letter have the meanings given to them in the Merger Agreement. This opinion is being delivered in connection with the Registration Statement (as defined below), in which this opinion is included as an Exhibit.

We have acted as legal counsel to Columbia and CB in connection with the Mergers. For the purpose of rendering this opinion, we have examined and relied upon originals, certified copies, or copies otherwise identified to our satisfaction as being true copies of the originals of the following documents, including all exhibits and schedules attached to them:

A. The Merger Agreement.

Columbia Banking System, Inc.

Mountain Bank Holding Company

May 4, 2007

B. Registration Statement on Form S-4 (the “Registration Statement”) of Columbia filed with the Securities and Exchange Commission (“SEC”) on or about May 4, 2007.

C. The Proxy Statement/Prospectus (the “Proxy Statement”) of Columbia and MBHC (included as part of the Registration Statement).

D. Such other documents, instruments, records and information pertaining to the Mergers as we have deemed necessary for rendering our opinion.

We have assumed, without independent investigation or review, the accuracy and completeness of the facts, representations and warranties contained in the documents listed above or otherwise made known to us. We have relied, with the consent of Columbia, CB, MBHC, and the Bank, upon certain representations contained, respectively, in representation letters given us by Columbia, CB, MBHC, and the Bank. We have also assumed that there will be no material change in those facts, representations, and warranties through the Effective Date and that the Mergers will be effected in accordance with the terms of the Merger Agreement and as described in the Proxy Statement.

In connection with the Mergers and pursuant to the Merger Agreement, the shares of MBHC Common Stock outstanding immediately prior to the Effective Date will be exchanged for the Merger Consideration as provided in Section 2 of the Merger Agreement (the “Holding Company Merger”). As specified in Section 2 of the Merger Agreement, the Merger Consideration will consist of a combination of cash and Columbia Common Stock. In no event will the portion of the Merger Consideration paid in cash exceed 55 percent. Cash will be paid in exchange for fractional shares of MBHC Common Stock. MBHC shareholders who perfect their dissenters’ rights under Washington law will be paid cash for their MBHC Common Stock by Columbia.

In connection with the Mergers and pursuant to the Merger Agreement, immediately following the merger of MBHC with and into Columbia, the Bank will be merged into CB, with CB as the resulting bank (the “Bank Merger”).

This opinion sets forth the material U.S. federal income tax consequences of the Mergers to Columbia, CB, MBHC, and the Bank, and to holders of MBHC Common Stock who are citizens of, reside in, or are organized under the laws of the United States. This opinion does not address any tax consequences arising under the laws of any state, locality or foreign jurisdiction. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations of the Internal

Columbia Banking System, Inc.

Mountain Bank Holding Company

May 4, 2007

Revenue Service (the “IRS”), and court and administrative rulings and decisions in effect on the date of this opinion. These laws may change, possibly retroactively, and any change could affect the continuing validity of this opinion.

This opinion does not address all aspects of U.S. federal income taxation that may be relevant to the MBHC shareholders in light of their particular circumstances or that may be applicable to them if they are subject to special treatment under the Code, including, without limitation, MBHC shareholders who:

•	do not hold their MBHC Common Stock as a capital asset within the meaning of Section 1221 of the Code;

•	are financial institutions, mutual funds, or insurance companies;

•	are tax-exempt organizations;

•	are S corporations, partnerships, or other pass-through entities;

•	may be subject to the alternative minimum tax provisions of the Code;

•	hold shares that are qualified small business stock for purposes of Section 1202 of the Code;

•	received their MBHC Common Stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan; or

•	are subject to foreign taxes.

Based upon our review of the facts described above and our analysis of the law, and subject to the qualifications and limitations set forth in this opinion, and the completion of the transactions described in and in the manner contemplated by the Merger Agreement, it is our opinion that for U.S. federal income tax purposes:

(i) the Holding Company Merger will be treated as a reorganization under Section 368(a)(1)(A) of the Code, to which Columbia and MBHC will each be a party within the meaning of Section 368(b) of the Code; and

Columbia Banking System, Inc.

Mountain Bank Holding Company

May 4, 2007

(ii) the Bank Merger will be treated as a reorganization under Section 368(a)(1)(A) of the Code, to which CB and the Bank will each be a party within the meaning of Section 368(b) of the Code.

Accordingly, it is our opinion that the material U.S. federal income tax consequences of the Mergers will be:

1. Parties. No gain or loss will be recognized by Columbia, CB, MBHC, or the Bank as a result of the Mergers.

2. Exchange for Columbia Common Stock and Cash. Each MBHC shareholder who exchanges all of his or her shares of MBHC Common Stock for a combination of Columbia Common Stock and cash will recognize gain (but not loss) in an amount equal to the lesser of (a) the amount of gain realized (i.e., the excess of the sum of the amount of cash (excluding any cash received in lieu of fractional shares) and the fair market value of the Columbia Common Stock (including any fractional shares deemed received and exchanged for cash) received pursuant to the Mergers over that shareholder’s adjusted tax basis in his or her shares of MBHC Common Stock surrendered) and (b) the amount of cash (excluding any cash received in lieu of fractional shares) received pursuant to the Mergers. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain on another block of shares. If, however, the cash received has the effect of the distribution of a dividend, the gain would be treated as a dividend to the extent of the shareholder’s ratable share of accumulated earnings and profits as calculated for U.S. federal income tax purposes. See “Possible Treatment of Cash as a Dividend” below.

The aggregate tax basis of Columbia Common Stock received by a MBHC shareholder who exchanges his or her shares of MBHC Common Stock for a combination of Columbia Common Stock and cash pursuant to the Mergers (before reduction for the basis in any fractional shares deemed received and exchanged for cash) will be equal to the aggregate adjusted tax basis of the shares of MBHC Common Stock surrendered for Columbia Common Stock and cash, reduced by the amount of cash received by the shareholder pursuant to the Mergers (other than cash received in lieu of a fractional share), and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below), if any, recognized by the shareholder on the exchange (other than gain recognized as a result of cash received in lieu of a fractional share). The holding period of the Columbia Common Stock will include the holding period of the shares of MBHC Common Stock surrendered. If a

Columbia Banking System, Inc.

Mountain Bank Holding Company

May 4, 2007

MBHC shareholder has differing bases or holding periods with respect to his or her shares of MBHC Common Stock, the holder should consult his or her tax advisor with regard to identifying the bases or holding periods of the particular shares of Columbia Common Stock received in the exchange.

3. Possible Treatment of Cash as a Dividend. In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the MBHC shareholder’s deemed percentage stock ownership of Columbia. For purposes of this determination, the MBHC shareholder is treated as if he or she first exchanged all of his or her shares of MBHC Common Stock solely for Columbia Common Stock and then Columbia immediately redeemed (the “deemed redemption”) a portion of the Columbia Common Stock in exchange for the cash the holder actually received. The gain recognized in the exchange followed by the deemed redemption will be treated as capital gain if the deemed redemption is (1) substantially disproportionate with respect to the MBHC shareholder, or (2) not essentially equivalent to a dividend.

Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a MBHC shareholder will depend upon the particular circumstances. At a minimum, however, in order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the shareholder’s actual and constructive percentage stock ownership of Columbia. The IRS has ruled that a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a “meaningful reduction” if that shareholder has a relatively minor reduction in his or her percentage stock ownership under the above analysis. In general, determining whether a “meaningful reduction” has occurred requires a comparison of (1) the percentage of the outstanding stock of Columbia that the shareholder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding stock of Columbia that is actually and constructively owned by the shareholder immediately after the deemed redemption. The deemed redemption, generally, will be “substantially disproportionate” with respect to a shareholder if the percentage described in (2) above is less than 80% of the percentage described in (1) above. In applying the above tests, a shareholder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or otherwise in addition to the stock actually owned by the shareholder. As these rules are complex, each shareholder that may be subject to these rules should consult his or her tax advisor.

Columbia Banking System, Inc.

Mountain Bank Holding Company

May 4, 2007

4. Cash Received in Lieu of a Fractional Share. Cash received by a shareholder in lieu of a fractional share of Columbia Common Stock generally will be treated as received in redemption of the fractional share, and gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the shareholder’s aggregate adjusted tax basis of the shares of MBHC Common Stock surrendered allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of MBHC Common Stock is more than one year.

5. Dissenting Shareholders. Holders of MBHC Common Stock who exercise dissenters’ rights under Section 23B.13.230 of the Revised Code of Washington with respect to the Mergers, and who receive cash with respect to their shares of MBHC Common Stock, will recognize gain or loss equal to the difference between the amount of cash received and their aggregate tax basis in their shares. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of MBHC Common Stock is more than one year.

This opinion is being furnished in connection with the Registration Statement. You may rely upon and refer to the foregoing opinion in the Registration Statement. Any variation or difference in the facts from those set forth or assumed either in this opinion or in the Registration Statement may affect the conclusions stated in this opinion.

We consent to the use of our name under the heading “Federal Income Tax Consequences of the Merger” in the Proxy Statement and to the filing of this opinion as an Exhibit to the Registration Statement. In giving this consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the SEC under the Securities Act.

This opinion addresses only the specific limited U.S. federal tax issues described above. There are numerous other issues that affect and could affect the U.S. federal tax treatment of Columbia, CB, MBHC, and the Bank, and their respective shareholders. This opinion does not consider or provide any conclusion with respect to any such additional U.S. federal tax issues not expressly addressed above. With respect to any significant U.S. federal tax issues outside the limited scope of this opinion, our opinion was not written, and cannot be used by any person, for the purpose of avoiding any penalties that may be imposed on that person.

Columbia Banking System, Inc.

Mountain Bank Holding Company

May 4, 2007

Our opinion is intended solely for the benefit of Columbia, CB, MBHC, and the Bank, and their respective shareholders, and may not be relied upon for any other purpose or by any other person or entity without our prior written consent.

Very truly yours,

/s/ Miller Nash LLP

MILLER NASH LLP